Exhibit 1

MIND CTI Reports Second Quarter 2017 Results

Yoqneam, Israel, July 27, 2017 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its second quarter ended June 30, 2017.

The following will summarize our major achievements in the second quarter of 2017, as well as our business. Full financial results can be found in the Investor Information section of our website at www.mindcti.com/investor-information and in our Form 6-K.

Financial Highlights

•	Revenues were $4.6 million, compared to $4.3 million in the second quarter of 2016, and compared to $4.5 million in the first quarter of 2017.
•	Operating income was $1.2 million, or 27% of total revenues, compared to $1.0 million or 23% of total revenues in the second quarter of 2016, and compared to $0.9 million, or 21% of total revenues in the first quarter of 2017.
•	Net income was $1.9 million, or $0.10 per share, compared to $1.0 million, or $0.05 per share in the second quarter of 2016, and compared to $0.9 million, or $0.05 per share in the first quarter of 2017. Net income includes a one-time net capital gain of $0.9 million.
•	Multiple follow-on orders.
•	Cash flow from operating activities was negative $0.3 million, compared to positive $1.5 million in the second quarter of 2016, and compared to positive $0.5 million in the first quarter of 2017.

Six Month Financial Highlights

•	Revenues were $9.0 million, compared to $8.9 million in the first six months of 2016.
•	Operating income was $2.2 million, or 24% of total revenues, compared to $2.1 million or 24% of total revenues in the first six months of 2016.
•	Net income was $2.8 million, or $0.14 per share, compared to $2.2 million, or $0.11 per share in the first six months of 2016. Net income includes a one-time net capital gain of $0.9 million.
•	Cash flow from operating activities in the first six months of 2017 was $0.3 million, compared to $2.3 million in the first six months of 2016.

As of June 30, 2017 we had 248 employees, compared with 295 as of June 30, 2016 and 250 as of March 31, 2017.

Monica Iancu, MIND CTI CEO, commented: “As always, we continue to invest in technology, enhancing our solutions and maintaining an up-to-date technology. We invest in preparing MINDBill Essentials, our latest version platform configured with on-boarding packages that include best practices models and enables swift go-live, either on cloud with a SaaS model or on premise, or on a hosted environment. We have already invested in marketing in 2017 significantly more than in the past and we plan to invest in our company geographic expansion by opening an office in Germany. The decision to establish a presence in Germany builds upon our strategic plans for development across Europe. We believe that being more active in the region will enable us to seize additional opportunities and that through our office in Germany, we will have the ability to satisfy the needs in the region both for unified communications analytics for enterprises and billing solutions for local carriers.”

One-time Capital Gain

As previously announced, in 2004 we bought land in order to build our own office building in Romania and invested 0.2 million Euros. The land was owned by our Romanian wholly-owned subsidiary, Dirot Comp SRL. Following the decision to sell the subsidiary that owned the land for 1.1 million Euros (around $1.2 million), we entered into a transaction that was concluded in the second quarter of 2017 and we recorded a net capital gain of $0.9 million.

Cash Flow from Operating Activities and Cash Position

During the quarter we completed significant milestones in ongoing projects where revenue is recognized under the percentage-of-completion methodology but fees were collected upfront. In past years, we had encountered fluctuations in cash flows as well, since most new contracts and follow-on orders for enhanced functionality included a significant down payment. The negative cash flow from operating activities in the second quarter of 2017 is mainly due to the fact that we did not win any new customers since the third quarter of 2016, thus did not receive any significant upfront payments. Another factor is a change in our business model regarding enhancements for a major customer. We adopted the Agile methodology where we assign a dedicated team to such tasks and accordingly payments are received on a monthly basis, without any down payments.

As previously mentioned, on a quarterly basis we incurred high fluctuation in taxes. In the first half of 2017 we paid advanced tax payments that included taxes on the one-time capital gain and estimated advanced taxes on income.

Further to a change in Israeli tax regulations, we plan to apply for a significantly lower income tax rate, based on incentive plans approved in 2017 under the Encouragement of Capital Investments Law.

We expect that, in case we obtain a tax pre-ruling that classifies us in Israel as a Preferred Technological Enterprise, our tax expenses will be significantly lower. There is no certainty that we will obtain such a ruling.

Our cash position, including long-term available-for-sale securities, was $15.3 million as of June 30, 2017, compared to $15.4 million as of March 31, 2017.

Revenue Distribution for Q2 2017

Revenues in the Americas represented 70%, revenues in Europe represented 20% and revenues in the rest of the world represented 10% of our total revenues.

Revenues from customer care and billing software totaled $3.7 million, or 81% of total revenues, while revenues from enterprise call accounting software totaled $0.9 million, or 19% of total revenues.

Revenues from licenses were $0.7 million, or 16% of total revenues, while revenues from maintenance and additional services were $3.9 million, or 84% of total revenues.

Multiple Orders

Similar to all other quarters, our valued customers showed their appreciation for our technology and support. These valued customers continue to invest in upgrades to grow their businesses and improve processes resulting in follow-on orders. This quarter’s follow-on orders include one important upgrade to our latest Version 8, agreements to support enhancements related to deployment of LTE networks, support of Voice over LTE (VoLTE), support for EMV (credit card payments, cards with chip), mobile payments, IMS integration for billing and provisioning as well as specific customizations, additional professional services and maintenance renewals.

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A major follow-on order is for a transformation project of an existing customer that chose to migrate all services that were on a competitor’s system to our convergent platform. MINDBill’s truly convergent platform will support prepaid and postpaid business models, for wireless, wireline and broadband services.

As mentioned, an important order is with a U.S. customer that will upgrade the existing solution to MIND’s Version 8 in order to benefit from the enhanced usability of our new Point-of-Sale module. This will be the second deployment of our new Version 8.

New Office in Germany

As mentioned above, in addition to our offices in the United States, Romania and Israel, we decided to open a new subsidiary in Germany.  Having a sales and support office in Germany enables us to better reach large local corporations and local carriers and better provide them the solutions for their needs.

Large corporations invest in unified communications and require a high-end, scalable, unified communications analytics solution, call accounting and fraud detection tools. Our enterprise solution, PhonEX ONE, provides in-depth unified communication analytics, fraud detection and call accounting for organizations of all sizes, from small contact centers to multinational corporations.

We will provide local support in German to our future local customers, ensuring that MIND delivers the best and most efficient services possible.

Investment in Marketing

As mentioned above, we increased our investment in marketing in the first half of 2017. We participated in 11 conferences, much more than in the past, including MWC in Barcelona, Cisco Connect in Nairobi, CommunicAsia in Singapore, Cisco Live in Berlin and Microsoft Inspire in Washington DC.

Participation at conferences enables us to expand our exposure and to meet our customers and partners. In addition, we receive valuable feedback, understand their needs and learn their future directions.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2017	2016	2017	2016
	Unaudited
	U.S. dollars in thousands (except per share data)

Revenues	$4,558	$4,330	$9,013	$8,894
Cost of revenues	1,783	1,749	3,815	3,637
Gross profit	2,775	2,581	5,198	5,257
Research and development expenses	831	902	1,617	1,893
Selling and marketing expenses	286	266	596	472
General and administrative expenses	439	431	822	788
Operating income	1,219	982	2,163	2,104
Gain on disposal of a subsidiary	893	-	893	-
Financial income - net	263	79	447	339
Income before taxes on income	2,375	1,061	3,503	2,443
Taxes on income	491	26	706	234
Net income for the period	$1,884	$1,035	$2,797	$2,209

Earnings per ordinary share –
Basic	$0.10	$0.05	$0.15	$0.11
Diluted	$0.10	$0.05	$0.14	$0.11

Weighted average number of ordinary shares used in computation of earnings per ordinary share - in thousands:

Basic	19,295	19,233	19,285	19,223
Diluted	19,523	19,282	19,525	19,273

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2017	2016
	Unaudited	Audited
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$6,195	$9,165
Short-term bank deposits	2,777	5,033
Marketable securities	5,745	4,784
Accounts receivable, net:
Trade	855	1,098
Other	203	176
Prepaid expenses	336	319
Deferred cost of revenues	163	-
Inventory	5	5
Total current assets	16,279	20,580

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities - available-for-sale	546	832
Severance pay fund	1,629	1,565
Deferred income taxes	95	95
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	195	498
GOODWILL	5,430	5,430
Total assets	$24,174	$29,000

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$30	$51
Other	934	1,233
Deferred revenues	3,054	4,079
Total current liabilities	4,018	5,363
LONG-TERM LIABILITIES :
Deferred revenues	265	665
Employee rights upon retirement	1,774	1,687
Total liabilities	6,057	7,715

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	26,086	25,998
Accumulated other comprehensive loss	(800)	(867)
Differences from translation of foreign currency financial statements of a subsidiary		-
Treasury shares	(1,554)	(1,607)
Accumulated deficit	(5,669)	(2,293)
Total shareholders’ equity	18,117	21,285
Total liabilities and shareholders’ equity	$24,174	$29,000

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MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2017	2016	2017	2016
	Unaudited
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,884	$1,035	$2,797	$2,209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24	37	52	83
Accrued severance pay	(134)	16	(68)	34
Realized loss from marketable securities available- for-sale	23	-	27	-
Unrealized gain on marketable securities, net	-	(19)	(14)	(37)
Employees share-based compensation expenses	44	23	88	53
Gain on disposal of a subsidiary	(893)	-	(893)	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(128)	757	243	1,431
Other	(45)	(140)	(40)	(311)
Decrease (increase) in prepaid expenses and deferred cost of revenues	(112)	75	(180)	(82)
Increase (decrease) in accounts payable and accruals:
Trade	(297)	(67)	(21)	46
Other	250	(268)	(299)	(1,018)
Increase (decrease) in deferred revenues	(887)	74	(1,425)	(147)
Net cash provided by (used in) operating activities	(271)	1,523	267	2,261

Cash flows from investing activities:
Purchase of property and equipment	-	(11)	(12)	(22)
Severance pay funds	139	(18)	91	(53)
Investment in marketable securities	(1,035)	(184)	(947)	(93)
Proceeds from sale of marketable securities available-for-sale	326	-	326	-
Investment in marketable securities - available for sale	-	-	-	(186)
Proceeds from (investment in) short-term bank deposits	(140)	(798)	2,256	(658)
Proceeds from sale of subsidiary	-	-	1,169	-
Net cash provided by (used in) investing activities	(710)	(1,011)	2,883	(1,012)
Cash flows from financing activities:
Employee stock options exercised and paid	-	-	53	31
Dividend paid	-	-	(6,173)	(5,192)
Net cash used in financing activities	-	-	(6,120)	(5,161)

Increase (decrease) in cash and cash equivalents	(981)	512	(2,970)	(3,912)
Balance of cash and cash equivalents at beginning of period	7,176	7,051	9,165	11,475
Balance of cash and cash equivalents at end of period	$6,195	$7,563	$6,195	$7,563

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